

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Mr. Alan Benjamin
Chief Executive Officer
SMG Indium Resources Ltd.
41 University Drive, Suite 400
Newtown, PA 18940

> **Re:** **SMG Indium Resources Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2010**
> **File No. 333-165930**

Dear Mr. Benjamin:

We have reviewed your amendment and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite our review if, when indicating where responsive disclosure may be found, you provide us with precise and accurate page references to the marked version of the amendment you file.

2. Your artwork should depict only your products. It should not include products which you do not manufacture or sell unless you have a contract to provide indium to the company whose products are depicted, in which case you must make clear that you supply indium for the manufacture of the depicted product(s). As it appears that you have no such contracts at the present time, please revise your artwork to remove all such products, and include appropriate text which concisely makes clear what is being depicted.

3. Ensure that all portions of your artwork, graphics, charts, and tables are clearly legible, both as filed via EDGAR and as printed. For example, the statistical chart at page 58 includes text which is difficult to read.

4. The articles published by NanoMarkets indicate that there are widely acknowledged flaws in the use of indium-tin-oxide (ITO) in the manufacture of flat-panel displays. Moreover, a recent article published by the U.S. Geological Survey suggests, among other things, that "Indium's recent price volatility and various supply concerns associated with the metal have accelerated the development of ITO substitutes." Ensure that your disclosure is balanced, current, and complete, and that it includes sufficient detail regarding these points. For example, you should address those substitutes which are being developed or are already in use, describing as appropriate their relative advantages as compared with indium.

5. We note your disclosure on page 5 that the company shall pay to the manager a transaction-based fee of $200,000 for services rendered in connection with any offering of equity or debt securities of the company raising gross proceeds in excess of $25 million (excluding this offering). On behalf of the Division of Trading and Markets, please advise us if your manager is registered as a broker-dealer or associated with a registered broker-dealer with respect to sales of your securities. If your manager is not registered as a broker-dealer or associated with a registered broker-dealer, tell us your analysis as to why the manager need not register as a broker-dealer with respect to these sales activities.

6. We note your disclosure that you intend to apply for each of the units, common stock and warrants to be listed on the NASDAQ Capital Market. On behalf of the Division of Trading and Markets, please advise us which of the three listing standards (Equity, Market Value of Listed Securities, or Net Income) you intend to use.

7. If you may expand your lending, leasing, and selling activities beyond what is necessary to cover your operational expenses, or your manager may decide to actively speculate with regard to short-term fluctuations in indium prices, disclose in necessary detail how and under what circumstances these changes to your business strategy would be undertaken.

Prospectus Cover Page

8. We note the revised text you provide in response to comment 8 in our letter dated May 7, 2010. Rather than indicating that the need for substantial appreciation would be "regardless of our ability to purchase indium in a timely manner," make clear that any inability to promptly use all of the "designated proceeds" to purchase and stockpile indium would have a direct and materially adverse impact on the possibility that a potential investor could receive a positive return on its investment.

Risk Factors, page 7

9. We note your response to 38 in our letter dated May 7, 2010. Please revise the risk factor captioned, "Our ability to continue as a going concern," to clarify that the latest date for completing the initial public offering, with extensions, would be November 25, 2011.

10. We note your Risk Factors disclosure regarding your conclusion that you will not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act of 1936, that you are not a commodity pool for purposes of that Act, and that neither you nor your manager is subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor.

    Please provide us on a supplemental basis with a signed legal opinion which includes counsel's analysis underlying these conclusions. Furthermore, to the extent that the following are material risks, address in the Risk Factors section the risks that (1) the conclusions you provide may be incorrect and (2) your business practices may change such that your Commodity Exchange Act analysis changes.

11. We note your continued reference to "99.97% or better" at page 17, notwithstanding your response to comment 22 in our letter dated May 7, 2010. Please revise or advise.

Financial Statements

Note 7 – Class A Common Stock, page F-19

12. We note your response to comment 37 in our letter dated May 7, 2010 regarding the absence of accounting for the conversion feature on your Class A common stock, pertaining to changes in a value that is based on your indium inventory. In your response you addressed the applicability of the guidance in FASB ASC 480-10-25-14. However, you did not address the balance of our comment. Please submit the analysis that you performed in determining that the guidance of FASB ASC 815-15-25-1 would not require separate accounting for an embedded derivative.

13. We note your response to comment 38 in our letter dated May 7, 2010, explaining that the additional shares to be issued to the Class A common shareholders based on the timing of the completion of the offering will be accounted for as a stock dividend. Please tell us whether such additional shares will be based on the number of shares adjusted for changes in your NMV or the number of shares issuable prior to such an adjustment. If the number of shares issuable is variable, please explain why you do not consider these provisions of the arrangement to

represent an embedded derivative, subject to the accounting described in FASB ASC 815-15-25-1. Please also explain how you determined that FASB ASC 815-15-25-7 through 10, applicable to compound embedded derivatives, would not apply.

14. Please tell us how you determined that instead of adjusting your proposed offering price for changes in your NMV since the completion of the private placement you would be adjusting the number of shares issuable to the private placement holders to reflect such changes in your NMV.

Exhibit List, page II-4

15. Ensure that you specify in ensuing amendments precisely when and with which filing you "previously filed" the listed exhibits. Also, remember to file a signed and dated opinion of counsel (with a conformed signature) prior to requesting accelerated effectiveness.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Barry I. Grossman, Esq.
        David Selengut, Esq.
        Ellenoff Grossman & Schole LLP
        Facsimile No. (212) 370-7889